

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Michael Burns
Vice President - General Counsel
CSX Corporation
500 Water Street
Jacksonville, Florida 32202

> **Re: CSX Corporation**
> **Definitive Proxy Statement on Schedule14A**
> **File No. 001-08022**
> **Filed March 22, 2022**

Dear Mr. Burns:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed on March 22, 2022

General

1. We note that CSX filed a definitive proxy statement relating to its annual meeting on March 22, 2022. We also note that a preliminary proxy statement on Schedule 14A was filed by Chris Larson on April 12, 2022, constituting a "solicitation in opposition," as defined in Note 3 to paragraph (a) of Exchange Act Rule 14a-6. In light of the information summarized in the following bullet points, suggesting that CSX knew, or reasonably should have known, of the existence of such solicitation in opposition, please advise why CSX did not file its annual proxy statement in preliminary form pursuant to Exchange Act Rule 14a-6(a). In responding to this comment, please refer to I.G.2 of the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001. It is our understanding that:

   • in correspondence dated February 2, 2022 from Mr. Larson addressed to Nathan Goldman, Corporate Secretary of CSX, Mr. Larson gave notice to Mr. Goldman that Mr. Larson "intends to solicit proxies from shareholders in support of the shareholder

Board nominee" and that "such solicitation shall be in compliance regarding proxy solicitation as required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended."

- in an email from Mark Austin, Assistant Corporate Secretary to Mr. Larson, dated February 11, 2022, Mr. Austin asked that Mr. Larson confirm whether he planned to file a proxy statement with the SEC and deliver proxy statements to CSX shareholders "representing at least half of CSX's outstanding common stock." We note that such email did not seek confirmation as to whether Mr. Larson planned to deliver proxy statements to *any* CSX shareholders, e.g. shareholders representing less than half of CSX's outstanding common stock.

- in an email from Mr. Larson to Mr. Austin, dated February 14, 2022, replying to Mr. Austin's request for confirmation, Mr. Larson indicated that he was not seeking to deliver a proxy statement and/or form of proxy to "holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee." We note that such correspondence from Mr. Larson does not appear to refute the statement in his February 2 correspondence suggesting that he would solicit *some* CSX shareholders.

Please also advise us of CSX's intent with respect to disclosing to its shareholders the existence of this solicitation in opposition along with the additional disclosure specified by Items 4(b) and 5(b) in Exchange Act Rule 14a-101.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Ning Chiu, Esq.